SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934



                   For the Fiscal Year ended December 31, 1997




                          LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                              (Full Title of Plan)



                           [Current Reg. No. 33-52667]



                          LINCOLN NATIONAL CORPORATION
                              200 East Berry Street
                            Fort Wayne, Indiana 46802
                 (Name of Issuer and Principal Executive Office)




                                    FORM 11-K
                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                TABLE OF CONTENTS



Facing Sheet


Financial Statements


Schedules


Signature


Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors

                              Financial Statements
                                 and Schedules

                          Lincoln National Corporation
                               Employees' Savings
                            and Profit-Sharing Plan

                     Years ended December 31, 1997 and 1996
                      with Report of Independent Auditors







                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                              Financial Statements
                                  and Schedules

                     Years ended December 31, 1997 and 1996







                                    Contents


Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits ........................  2
Statements of Changes in Net Assets Available for Plan Benefits..............  3
Notes to Financial Statements ...............................................  4

Schedules

Schedule of Assets Held for Investment Purposes...............................13
Schedule of Loans or Fixed Income Obligations.................................14
Schedule of Reportable Transactions...........................................15
Signature.....................................................................16
Consent of Ernst & Young LLP, Independent Auditors............................17



                         Report of Independent Auditors



Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Fort Wayne, Indiana
June 24, 1998







                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                                             December 31
                                                                                   1997                   1996

Assets

Investments:

  Common stock--Lincoln National Corporation...........................     $155,505,156           $109,451,501

  Norwest Bank Short-Term Investment Fund..............................        5,105,624                     --

  Pooled separate accounts--The Lincoln National
   Life Insurance Company .............................................      105,386,059             72,586,832

  Investment contract--The Lincoln National
     Life Insurance Company............................................       33,060,177             30,194,850

  Participant loans....................................................       12,300,926              8,740,008
                                                                              ----------            -----------

        Total investments..............................................      311,357,942            220,973,191

Cash ..................................................................          499,148                198,023

Accrued interest receivable............................................           22,745                 23,986

Other receivables......................................................              --               1,319,840

Contributions receivable from Employer Companies.......................        9,971,336              8,849,872
                                                                            ------------          -------------

        Total assets...................................................      321,851,171            231,364,912

Liability--miscellaneous payables......................................               --                857,802
                                                                            ------------          --------------

        Net assets available for plan benefits.........................     $321,851,171           $230,507,110


See accompanying notes.







                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                                          Year ended December 31
                                                                                       1997                1996
Additions:

  Net realized and unrealized appreciation (depreciation)
    in fair value of investments.........................................      $ 68,923,702          $ (3,017,943)

  Investment income:
    Cash dividends--Lincoln National Corporation.........................         4,005,373             5,933,463

    Interest:
     The Lincoln National Life Insurance Company.........................         2,028,563             1,894,621

     Other...............................................................           917,147             1,093,843
                                                                                 ----------             ---------

        Total investment income..........................................         6,951,083             8,921,927

 Contributions:

    Participants.........................................................        14,633,661            18,237,161

    Participating employers (net of
     forfeitures: 1997--$55,161; 1996--$15,008)..........................        12,415,078            10,713,394
                                                                                 ----------            ----------

        Total contributions..............................................        27,048,739            28,950,555
                                                                                 ----------            ----------

 Total additions.........................................................       102,923,524            34,854,539

Deductions:

  Distributions to participants..........................................       (11,375,437)          (21,915,376)

  Transfer to American States Financial Corporation
    Employees' Savings and Profit-Sharing Plan...........................               --           (175,764,524)

  Administrative expenses................................................          (204,026)             (207,599)
                                                                                -----------          -------------

  Total deductions.......................................................       (11,579,463)         (197,887,499)
                                                                                -----------           ------------

Net increase (decrease) in net assets available for plan benefits........        91,344,061          (163,032,960)

Net assets available for plan benefits at beginning of the year..........       230,507,110           393,540,070
                                                                                -----------           -----------

Net assets available for plan benefits at end of the year................      $321,851,171          $230,507,110


See accompanying notes.








                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements


1. Significant Accounting Policies

Investments

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Norwest Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of the participation units owned by Lincoln National Corporation Employees' Savings and Profit-Sharing Plan ("Plan") in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contract is valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate. This contract is fully benefit responsive.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. Description of the Plan

The Plan is a contributory, defined contribution plan which covers eligible employees of LNC and certain of its subsidiaries ("Employer Companies"). Through July 31, 1997, any person 21 years of age or older who was an employee of the Employer Companies was eligible to enroll in the Plan on the next Plan entry date if the person had been employed by the Employer Companies for at least one year. Effective August 1, 1997, the age and service requirements for eligibility in the Plan were eliminated. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the year for which they were contributed.

The Employer Companies contribute to the Plan an amount equal to a participant's contributions, not to exceed 6%, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to pre-identified peer companies. The Employer Companies contributions are invested in the LNC Common Stock Fund. The Employer Companies contributions vest based upon years of service as defined in the Plan document as follows:

   Years of Service                                           Percent Vested
      1                                                              0%
      2                                                             50%
      3 or more                                                    100%



                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)

2.  Description of the Plan (continued)

The Employer Companies have the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's account excluding employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period. A participant may have a maximum of two loans outstanding at any one-time.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contribution and the Employer Companies' matching contribution and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer Companies' contributions.


3. Investments

Individual investments greater than 5% of Net Assets Available for Benefits at December 31, 1997 and 1996 are as follows:


                                                          December 31, 1997                  December 31, 1996
                                                      Shares/          Market             Shares/         Market
                                                    Par Value           Value           Par Value          Value

Common stock--Lincoln
 National Corporation.......................         1,990,466    $155,505,156          2,084,790     $109,451,501
Pooled separate accounts--Lincoln Life
 Core Equity Fund...........................     2,447,047.178      26,759,193      2,039,150.637       16,888,478
 Medium Capitalization Equity Fund..........     2,167,398.551      21,753,157      2,082,404.287       18,876,487
 Large Capitalization Equity Fund...........     2,467,841.675      18,578,559      2,154,330.425       12,377,768
Investment contract with Lincoln Life.......  $     33,060,177      33,060,177   $     30,194,850       30,194,850

The investment contract earned an average interest rate of approximately 6.6% and 6.8% in 1997 and 1996, respectively. The credited interest rates for new contributions at December 31, 1997 and 1996 were 6.0% and 7.0%, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1997 and 1996 were 6.5% and 6.8%, respectively, and were determined based upon the performance of Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first 5 contract years, 4.0% for years 6-10 and 3.5% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contract approximates contract value. Participants are allocated interest on the investment contract based on the average rate earned on all Plan investments in the investment contract.

During 1997 and 1996, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                                             1997                        1996


Fair value as determined by quoted market price:

Common stock..............................................            $52,860,047               $(15,041,531)
Pooled Seperate accounts..................................             16,063,655                 12,023,588
                                                                       ----------                 ----------
        Total.............................................            $68,923,702               $ (3,017,943)




                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options

The detail of net assets available for plan benefits by investment option is as follows:
                               Investment Options


December 31, 1997                      Total         1              2            3           4             5             6

Assets
Investments:
   Common stock                  $155,505,156   $155,505,156
   Short-term investment fund       5,105,624      5,105,624
   Pooled separate accounts       105,386,059                               $4,880,053   $3,945,083   $5,581,674    $2,305,095
   Investment contract             33,060,177                 $33,060,177
   Participant loans               12,300,926
                                  -----------    -----------   ----------    ---------    ---------    ---------     ---------
Total investments                 311,357,942    160,610,780   33,060,177    4,880,053    3,945,083    5,581,674     2,305,095

Cash                                  499,148                      51,966       22,304       10,267       22,857        14,157
Accrued interest receivable            22,745         22,745
Contributions receivable from
   Employer Companies               9,971,336      9,971,336
                                -------------   ------------   ----------    ---------    ---------    ---------     ----------
Total assets                      321,851,171    170,604,861   33,112,143    4,902,357    3,955,350    5,604,531     2,319,252
                                -------------   ------------   ----------    ---------    ---------    ---------     ----------
Net assets available for plan
benefits                         $321,851,171   $170,604,861  $33,112,143   $4,902,357   $3,955,350   $5,604,531    $2,319,252



                               Investment Options


                                      7             8           9          10          11          12         13         Loans

Assets
Investments:
   Common stock
   Short-term investment fund
   Pooled separate accounts      $3,646,261   $7,024,970  $26,759,193  $5,189,885 $21,753,157 $18,578,559 $5,722,129
   Investment contract
   Participant loans                                                                                                  12,300,926
                                 ----------    ---------   ----------   ---------  ----------  ----------  ---------  -----------
Total investments                 3,646,261    7,024,970   26,759,193   5,189,885  21,753,157  18,578,559  5,722,129  12,300,926

Cash                                 24,691       34,448       94,570      29,921      79,587      73,402     40,424         554
Accrued interest receivable
Contributions receivable from
   Employer Companies
                                 ----------    ---------   ----------   ---------  ----------  ----------  ---------  ----------
Total assets                      3,670,952    7,059,418   26,853,763   5,219,806  21,832,744  18,651,961  5,762,553  12,301,480

Net assets available for plan    ----------    ---------   ----------   ---------  ----------   ---------   --------  ----------
benefits                         $3,670,952   $7,059,418  $26,853,763  $5,219,806 $21,832,744 $18,651,961 $5,762,553 $12,301,480




                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)

4.  Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:


                               Investment Options

Year ended December 31, 1997
                                    Total            1           2             3        4              5           6

Additions:
 Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments $ 68,923,702   $ 52,860,047              $  244,454 $  278,038   $  448,811  $  174,224
   Investment income:
      Cash dividends             4,005,373      4,005,373
      Interest                   2,945,710                 $2,028,563
                                 ---------      ---------  -----------   --------   ---------    --------     --------
   Total investment income       6,951,083      4,005,373   2,028,563
   Contributions:
      Participants              14,633,661      2,793,201   1,528,782     211,355    229,083      547,558     317,155
      Participating employers
        (net of forfeitures)    12,415,078     12,415,078
                               ------------     ----------  ----------    ---------  ---------    -------     --------
   Total contributions          27,048,739     15,208,279   1,528,782     211,355    229,083      547,558     317,155
                               ------------    -----------  ----------    --------   --------     --------    -------
Total additions                102,923,524     72,073,699   3,557,345     455,809    507,121      996,369     491,379

Deductions:
  Distributions to participants(11,375,437)    (5,116,488) (1,907,269)   (724,366)  (146,429)    (174,822)    (86,794)
  Administrative expenses         (204,026)      (174,850)     (9,604)     (1,073)    (1,674)      (1,219)     (1,212)
  Net transfers                        --     (14,775,497)  1,092,693   1,213,797   (139,610)     125,866     925,892
                               ------------    ------------  ----------  ----------  ---------      -------    -------
Total deductions               (11,579,463)   (20,066,835)   (824,180)    488,358   (287,713)     (50,175)    837,886
                               ------------   ------------   ---------    --------  ---------     --------    -------

Net increase in net assets
 available for plan benefits    91,344,061     52,006,864   2,733,165     944,167    219,408      946,194   1,329,265
Net assets available for plan
 benefits at beginning of the
 year                          230,507,110    118,597,997  30,378,978   3,958,190  3,735,942    4,658,337     989,987
                               -----------    ------------ -----------  ---------- ----------   ---------- ----------
Net assets available for plan
 benefits at end of the year  $321,851,171   $170,604,861 $33,112,143  $4,902,357 $3,955,350   $5,604,531  $2,319,252

                               Investment Options

                                       7          8            9         10           11          12          13            Loans

Additions:
 Net realized and unrealized
   appreciation (depreciation)
   in fair value of
   investments                 $  450,937   $1,297,501 $ 6,223,604 $  784,488 $ 2,199,901   $ 4,265,917  $ (304,220)
   Investment income:
      Cash dividends
      Interest                                                                                                       $   917,147
                               ----------   ---------- -----------  ---------  ----------    ----------   ----------    ---------
     Total investment income                                                                                             917,147
   Contributions:
      Participants                571,927     822,483    2,170,155    743,339   1,926,031     1,688,230   1,084,362
      Participating employers
        (net of forfeitures)   -----------  ----------   ---------   --------   ---------     ---------   ----------    -----------
   Total contributions            571,927     822,483    2,170,155    743,339   1,926,031     1,688,230   1,084,362
                                ---------- -----------   ----------   --------  ----------    ----------  ---------     -----------
Total additions                 1,022,864   2,119,984    8,393,759  1,527,827   4,125,932     5,954,147     780,142      917,147

Deductions:
   Distributions to participants (187,747)   (256,053)    (688,981)   (94,580)   (831,861)     (679,216)   (219,023)    (261,808)
   Administrative expenses           (904)       (949)      (4,595)      (679)     (3,391)       (2,871)     (1,005)
   Net transfers                1,125,593   2,673,096    2,229,210  1,259,592     (387394)      972,956     801,659    2,882,147
                                ----------  ----------   ---------- ----------  ----------      --------    --------   ---------
Total deductions                  936,942   2,416,094    1.535,634  1,164,333  (1,222,646)      290,869     581,631    2,620,339
                               -----------  ----------   ---------- ---------- -----------      --------    --------   ---------

Net increase in net assets
 available for plan benefits    1,959,806   4,536,078    9,929,393  2,692,160   2,903,286     6,245,016   1,361,773    3,537,486
Net assets available for plan
 benefits at beginning of the
 year                           1,711,146   2,523,340   16,924,370  2,527,646  18,929,458    12,406,945   4,400,780    8,763,994
                                  --------------------  ----------- ---------- -----------   -----------  ----------   ---------
Net assets available for plan
 benefits at end of the year   $3,670,952  $7,059,418  $26,853,763 $5,219,806 $21,832,744   $18,651,961  $5,762,553  $12,301,480







                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of net assets available for plan benefits by investment option is as follows:

                               Investment Options


December 31, 1996                    Total            1             2           3             4            5            6

Assets
Investments:
   Common stock                  $109,451,501   $109,451,501
   Pooled separate accounts        72,586,832                              $3,915,270   $3,732,897   $4,652,521     $989,778
   Investment contract             30,194,850                $30,194,850
   Participant loans                8,740,008
                                  -----------   ------------  ----------    ---------    ---------    ---------      --------
Total investments                 220,973,191    109,451,501  30,194,850    3,915,270    3,732,897    4,652,521      989,778

Cash                                  198,023      1,083,337    (300,713)     (36,717)      (6,823)     (44,806)     (24,569)
Accrued interest receivable            23,986
Other receivables                   1,319,840                    484,841       79,637        9,868       50,622       24,778
Contributions receivable from
   Employer Companies               8,849,872      8,849,872
                                   -----------   ------------  ----------    ---------    ---------    ---------    --------
Total assets                      231,364,912    119,384,710  30,378,978    3,958,190    3,735,942    4,658,337      989,987

Liability--miscellaneous
payables                              857,802        786,713
Net assets available for plan     -----------    -----------  ----------    ---------    ---------    ---------     --------
benefits                         $230,507,110   $118,597,997 $30,378,978   $3,958,190   $3,735,942   $4,658,337     $989,987



                               Investment Options

                                      7            8            9        10         11         12         13          Loans

Assets
Investments:
   Common stock
   Pooled separate accounts     $1,708,663 $2,521,725 $16,888,478 $2,526,822 $18,876,487 $12,377,768 $4,396,423
   Investment contract
   Participant loans                                                                                              $8,740,008
                                 ---------  ---------  ----------  ---------  ----------  ----------  ----------   ---------
Total investments                1,708,663  2,521,725  16,888,478  2,526,822  18,876,487  12,377,768  4,396,423    8,740,008

Cash                               (21,012)   (80,832)     (7,320)   (20,832)   (158,135)   (175,836)   (78,808)      71,089
Accrued interest receivable                                                                                           23,986
Other receivables                   23,495     82,447      43,212     21,656     211,106     205,013     83,165
Contributions receivable from
   Employer Companies            ---------  ---------  ----------  ---------  ----------  ----------  ---------    ---------
Total assets                     1,711,146  2,523,340  16,924,370  2,527,646  18,929,458  12,406,945  4,400,780    8,835,083

Liability--miscellaneous
payables                                                                                                              71,089
Net assets available for plan    ---------  ---------  ----------  ---------  ----------  ----------  ---------    ---------
benefits                        $1,711,146 $2,523,340 $16,924,370 $2,527,646 $18,929,458 $12,406,945 $4,400,780   $8,763,994





                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                               Investment Options

Year Ended December 31, 1996
                                    Total            1              2        3             4             5          6

Additions:
 Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments$ (3,017,943)  $(15,041,531)             $  304,350   $  143,367   $    5,661   $ 88,081
   Investment income:
      Cash dividends              5,933,463      5,933,463
      Interest                    2,988,464                $ 1,894,621
                                  ---------      ----------  ---------    ---------     -------       -------    ------
   Total investment income        8,921,927      5,933,463   1,894,621
   Contributions:
      Participants               18,237,161      3,860,254   3,160,217     296,439      422,316      759,809    274,330
      Participating employers
       (net of forfeitures)      10,713,394     10,713,394
                                 ----------     ----------   ---------     -------      -------      -------   --------
   Total contributions           28,950,555     14,573,648   3,160,217     296,439      422,316      759,809    274,330
                                 -----------    -----------  ----------    --------     --------      -------   -------
Total additions                  34,854,539      5,465,580   5,054,838     600,789      565,683      765,470    362,411
Deductions:
   Distributions to participants(21,915,376)    (9,613,257) (5,663,295)   (347,190)    (477,478)    (556,164)   (38,304)
   Transfer to American States
    Financial Corporation
    Employees'
    Savings and Profit-Sharing
    Plan                       (175,764,524)   (76,082,981)(47,006,178) (4,703,573)  (4,592,411)  (2,976,419)  (409,847)
   Administrative expenses         (207,599)      (191,420)     (6,744)       (921)        (823)        (741)      (124)
   Net transfers                       --       (6,274,995)    891,546    (493,335)    (383,734)    (276,239)   305,505
                               ------------    ----------- ------------  ---------    ---------    ---------    -------
Total deductions               (197,887,499)   (92,162,653)(51,784,671) (5,545,019)  (5,454,446)  (3,809,563)  (142,770)
                               -------------   ----------- ------------ -----------  -----------  -----------  ---------
Net increase (decrease) in net
 assets available for plan
 benefits                      (163,032,960)   (86,697,073)(46,729,833) (4,944,230)  (4,888,763)  (3,044,093)   219,641
Net assets available for plan
 benefits at beginning of the
 year                           393,540,070    205,295,070  77,108,811   8,902,420    8,624,705    7,702,430    770,346
                               ------------    ------------ -----------  ----------  ----------   ----------   -------
Net assets available for plan
 benefits at end of the year   $230,507,110   $118,597,997 $30,378,978  $3,958,190   $3,735,942   $4,658,337   $989,987

                               Investment Options


                                       7           8           9          10         11           12         13          Loans

Additions:
   Net realized and unrealized
      appreciation
      (depreciation)
      in fair value of
      investments              $  175,374   $  301,715 $ 3,768,123 $  165,356$  4,316,435   $ 2,374,239  $ 380,887
   Investment income:
      Cash dividends
      Interest                                                                                                       $ 1,093,843
                                 --------      -------   ---------    --------  ---------     ---------   ---------    ---------
   Total investment income                                                                                             1,093,843
   Contributions:
      Participants                698,051      602,804   2,043,734    618,570   2,450,567     1,816,085   1,035,379      198,606
      Participating employers
       (net of forfeitures)       --------     -------   ---------    -------   ---------     ----------  ---------     ---------
   Total contributions            698,051      602,804   2,043,734    618,570   2,450,567     1,816,085   1,035,379      198,606
                                  --------     --------  ----------   --------  ---------     ----------  ----------    --------
Total additions                   873,425      904,519   5,811,857    783,926   6,767,002     4,190,324   1,416,266    1,292,449
Deductions:
   Distributions to participants (281,324)    (223,044) (1,434,977)  (133,929) (1,370,504)     (844,182)   (368,132)    (563,596)
   Transfer to American States
    Financial Corporation
    Employees' Savings
    and Profit-Sharing Plan    (1,480,296)    (950,784)(11,818,472)  (882,793)(11,272,913)   (4,699,957) (1,543,572)  (7,344,328)
   Administrative expenses           (253)        (264)     (1,940)      (315)     (2,094)       (1,386)       (574)
   Net transfers                  865,363      934,249   1,447,772    731,383   1,035,000       793,079      927,806    (503,400)
                                  --------     --------  ----------   --------  ----------      --------     -------    ---------
Total deductions                 (896,510)    (239,843)(11,807,617)  (285,654)(11,610,511)   (4,752,446)   (984,472)  (8,411,324)
                                 ---------    --------- -----------  --------- -----------   -----------   ---------  -----------
Net increase (decrease) in net
 assets available for plan
 benefits                         (23,085)     664,676  (5,995,760)   498,272  (4,843,509)     (562,122)    431,794   (7,118,875)
Net assets available for plan
 benefits at beginning of the
 year                           1,734,231    1,858,664  22,920,130  2,029,374  23,772,967    12,969,067   3,968,986   15,882,869
                               ----------    ---------- ----------- ---------- -----------  -----------  ----------  ----------
Net assets available for plan
 benefits at end of the year   $1,711,146   $2,523,340 $16,924,370 $2,527,646 $18,929,458   $12,406,945  $4,400,780  $ 8,763,994






                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option   Description of Investment Option

     1 LNC Common Stock Fund, which invests in the stock of Lincoln National Corporation. However, some funds may be invested in the Norwest Bank Short-Term Investment Fund until the LNC stock can be purchased.

     2 Guaranteed Fund, which invests primarily in investment contracts which guarantee a rate of return and principal.

     3 Short-Term Fund,which invests primarily in notes of government agencies and private corporations.

     4 Government Bond Fund, which invests primarily in bonds issued by the United States government that have short maturities.

     5 Government/Corporate Bond Fund, which invests primarily in corporate and U.S. government bonds and mortgage-backed securities.

     6 High Yield Bond Fund, which invests primarily in below-investment-grade bonds providing higher rates of return to compensate higher risk.

     7 Balanced Fund, which invests in three different asset classes; stock, bonds and money market instruments, which provide growth through the stock portion and reduced risk through the bond and money market portion.

     8 Value Equity Fund, which invests primarily in large capitalization stocks, which are bought at low prices, of companies who have strong earnings power and are industry leaders.

     9 Core Equity Fund, which invests primarily in large capitalization stock of established companies.

    10 Small Capitalization Equity Fund, which invests primarily in the stock of small companies with potential for rapid growth.

    11   Medium   Capitalization   Equity  Fund,  which  invests   primarily  in
         medium-sized companies with potential for rapid growth.

    12 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value over an 18 to 24 month period.

    13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1997, the net assets in the LNC Common Stock Fund not subject to participant direction was $27,556,041.

Investment options 3 through 13 are invested in pooled separate accounts of the Company through a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.



                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)


5. Income Tax Status

On June 20,1997, the IRS ruled that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is not subject to tax based on the present income tax laws. Further, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


6. Transactions With Parties-In-Interest

The Plan has investments in common stock of LNC, and in pooled seperate accounts an investment contract with Lincoln Life of $155,505,156; $105,386,059 and $33,060,177, respectively, at December 31, 1997 (48.3%; 32.7% and 10.3% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.


7. Transfer of Assets

Effective May 28, 1996, LNC's principal subsidiary within its Property-Casualty segment, American States Financial Corporation, closed an initial public offering of 17% of its common stock. As a result, the subsidiary formed the American States Financial Corporation Employees' Savings and Profit-Sharing Plan ("American States Plan") effective June 24, 1996. Assets transferred from the Plan to the American States Plan attributed to employees of American States Financial Corporation were $175,764,524 as of the effective date. LNC sold its 83% interest in American States Financial Corporation on October 1, 1997.

On October 1, 1997, LNC sold its 83% interest in American States Financial Corporation.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                                1997                   1996
                                                                                ----                   ----

   Net assets available for plan
      benefits per the financial statements.............................    $321,851,171          $230,507,110
   Amounts allocated to withdrawing participants........................              --              (687,332)
                                                                            ------------           ------------
   Net assets available for plan benefits per Form 5500.................    $321,851,171          $229,819,778

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

                                                                                 1997                   1996
                                                                                 ----                   ----

   Distributions to participants per the financial statements...........    $11,375,437           $ 21,915,376
   Add amounts allocated to withdrawing
      participants at end of the year...................................             --                687,332
   Deduct amounts allocated to withdrawing
      participants at beginning of the year.............................       (687,332)            (1,273,955)
                                                                            -----------             ----------
   Distributions to participants per Form 5500..........................    $10,688,105           $ 21,328,753

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.



                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                   Notes to Financial Statements (continued)

 9.  Recordkeeping for the Plan

Effective July 1, 1997, the recordkeeping for the Plan was transferred from LNC to Norwest Bank, Minnesota. Also, effective July 1, 1997, the Plan began using the daily valuation method.

10.  Century Compliance (unaudited)

The year 2000 issue is pervasive and complex and affects virtually every aspect of LNC's businesses. LNC's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The inability to properly recognize date sensitive electronic information and transfer data between systems could cause errors or even a complete systems failure which would result in a temporary inability to process transactions correctly and engage in normal business activities for one or more of LNC's businesses. LNC is redirecting a large portion of its internal information technology efforts and contracting with outside consultants to update its systems to accommodate the year 2000. Also, LNC has initiated formal communications with critical parties that interface with LNC's systems to gain an understanding of their progress in addressing year 2000 issues. While LNC is making every effort to address its own systems and the systems with which it interfaces, it is not possible to provide assurance that operational problems will not occur. LNC presently believes that, with the modification of existing computer systems, updates by vendors and conversion to new software and hardware, the year 2000 issue will not pose significant operational problems for its computer systems. In addition, LNC is developing contingency plans in the event that, despite its best efforts, there are unresolved year 2000 problems. If the remediation efforts noted above are not completed timely or properly, the year 2000 issue could have a material adverse impact on the operation of LNC's businesses.

During 1996 and 1997, LNC identified expenditures of approximately $11 million ($7 million after-tax) that it had spent to address this issue. LNC's financial plans for 1998-2000 include expected expenditures of an additional $39 million ($25 million after-tax) on this issue. The cost of addressing year 2000 issues and the timeliness of completion will be closely monitored by management and are based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Nevertheless, there can be no guarantee that these estimated costs will be achieved and actual results could differ significantly from those anticipated. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems, and other uncertainties.


11.  Subsequent Events (unaudited)

On January 2, 1998, Lincoln Life completed the purchase of a block of individual life insurance and annuity business from CIGNA Corporation. In connection with this purchase, individuals who become employees of any of the Employer Companies will be eligible to participate in the Plan in 1998.

On May 21, 1998, LNC announced its intent to acquire the domestic individual life insurance business of Aetna Inc. This transaction is expected to close in the fall of 1998 and in connection with this transaction, individuals who become employees of any of the Employer Companies will be eligible to participate in the Plan after the transaction is closed.





                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                Plan Number: 005
                                 EIN: 35-1140070

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                                    (c)
                                                         Description of Investment
              (b)                                           Including Maturity                           (e)
Identity of Issuer, Borrower                              Date, Rate of Interest,         (d)          Current
   Lessor or Similar Party                                  Par or Maturity Value         Cost           Value
*Common Stock Fund:

  Lincoln National Corporation common stock.....                 1,990,466 shares    $ 82,600,416     $155,505,156

  Norwest Bank Short-Term Investment Fund.......                 5,105,624 par value    5,105,624        5,105,624
                                                                                      -----------     ------------
                                                                                       87,706,040      160,610,780

*Pooled separate accounts--The Lincoln
 National Life Insurance Company:

  Short-Term Fund...........................    1,679,250.300 participation units       4,226,752        4,880,053

  Government Bond Fund......................    2,438,291.700 participation units       2,988,064        3,945,083

  Government/Corporate Bond Fund............    1,040,989.990 participation units       4,167,521        5,581,674

  High Yield Bond Fund......................      993,879.490 participation units       2,010,612        2,305,095

  Balanced Fund.............................      696,453.350 participation units       3,090,344        3,646,261

  Value Equity Fund.........................    3,305,183.790 participation units       5,477,831        7,024,970

  Core Equity Fund..........................    2,435,393.640 participation units      14,685,801       26,759,193

  Small Capitalization Equity Fund..........    1,286,876.940 participation units       4,316,618        5,189,885

  Medium Capitalization Equity Fund.........    2,158,755.910 participation units      13,383,867       21,753,157

  Large Capitalization Equity Fund..........    2,458,079.650 participation units      11,450,624       18,578,559

  International Equity Fund.................    1,188,332.390 participation units       5,711,692        5,722,129
                                                                                      -----------     ------------
                                                                                       71,509,726      105,386,059

*Investment contract--The Lincoln
 National Life Insurance Company
 (Guaranteed Fund)                                             6.5% Interest Rate      33,060,177       33,060,177

 Participant loans                               Various loans at interest rates
                                                 varying from 6.50% to 11.50%
                                                 due from 1998 to 2017.                        --       12,300,926
                                                                                     ------------      ------------
                                                                                     $192,275,943     $311,357,942

*Indicates party-in-interest to the plan.



                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                Plan Number: 005
                                 EIN: 35-1140070

            Line 27b - Schedule of Loans or Fixed Income Obligations

                                December 31, 1997

 (b)          (c)      (d)     (e)         (f)                (g)                                 (h)           (i)
Identity   Original Amount received      Unpaid
and        amount   during reporting     balance at          Description of loan                   Amount Overdue
address of of Loan  year                 end of         ---------------------------------          ---------------
obligor*            Principal  Interest  year           Issued     Maturity     Int. Rate     Principal       Interest
----------  ------   -------- ---------  -----------    ------     --------     ---------    ----------       --------


    1     $   338     $  215      $  6     $    69     09/01/94     10/24/97       5.01%        $    69     $   13
    2         500          3         2         497     07/12/97     07/12/02      10.50%             33         21
    3         500          0         0         500     07/29/97     07/26/02       9.50%             33         20
    4      12,000      1,470       213       3,816     12/04/93     12/04/98       8.00%          1,225        120
    5       9,097        859       380       6,257     04/17/95     04/01/00      11.00%          1,379        479
    6      40,000      6,858       642       5,098     10/01/92     10/01/97       8.00%          5,098          0
    7       1,500        137        39         783     08/19/94     07/31/99       9.75%            160         36
    8      28,286          0         0      28,286     10/15/91     10/01/96      10.50%         28,286      5,092
    9      10,000          0         0      10,000     08/20/97     08/16/02       9.50%            545        326
   10       8,026        128       418       7,270     12/27/91     08/01/01      10.50%            700        373
   11       6,615        677       131       2,817     05/07/94     05/07/99       8.25%            761        110
   12       1,872          0         0       1,872     10/01/93     10/01/98       8.00%          1,872        396
   13       4,500        565       120       1,930     06/18/94     06/18/99       8.75%            406         65
   14       4,840        547       268       3,544     01/26/96     01/26/01      10.50%            342        137
   15       4,900          0         0       4,850     09/05/97     09/06/02       9.50%            241        139
   16       4,394        417        76       1,830     04/09/94     04/09/99       8.00%            543         73
   17      10,000      1,275       127       2,072     06/05/93     06/05/98       8.00%          1,063         59
   18      13,000      2,563       425      13,000     08/19/97     10/21/16       9.50%             73        437
   19       4,800        547       266       3,487     12/15/95     12/15/00      10.75%            340        138
   20       5,500        290        50       2,195     10/15/93     10/15/98       8.00%            904        114
   21       3,000        994        60       3,000     08/26/97     07/07/00       9.50%            318         94
   22       4,500        326       206       4,174     03/22/97     03/22/02      10.25%            226        129
   23       1,000          0         0         397     03/29/96     05/09/97      10.25%            397          9
   24      15,000      2,077       878       6,989     03/09/95     03/09/00      11.00%          1,608        363
   25       8,258      1,159        62         598     07/01/92     07/01/97       8.50%            598         13
   26       1,500          0         0         636     10/01/93     10/01/98       8.00%            309         32
   27       7,885        923       475       6,195     05/04/96     05/04/01      10.25%            487        212
   28      15,000        701       300      14,299     12/10/93     10/01/98       8.00%         11,414      2,593
   29       6,000          0         0       6,000     07/29/97     07/26/02       9.50%            401        239
   30      15,000      4,218       467      14,420     04/11/97     02/23/02      10.50%          1,206        741
   31       3,590          0         0       2,821     04/23/93     04/23/98       8.00%          2,821        459
   32       1,286          0         0         614     07/26/91     10/01/95      12.00%            614         37
   33       7,185          0         0       6,576     04/01/96     04/01/01      10.25%          1,039        479
   34      28,000          0         0      28,000     09/11/92     09/11/97       8.00%         28,000      6,248
   35       3,175        259       155       2,822     03/31/96     03/31/01      10.25%            559        268


*All of the  loans  which  are in  default  are loans  made to  participants  in accordance with IRC 72(p). Outstanding loans are collateralized by the vested account balances of the participant receiving the loan. Since these participants are employees of the company, as a consideration of their privacy, the identity and address of each participant (obligor) has not been disclosed in this schedule but is available upon request.








                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                                Plan Number: 005
                                 EIN: 35-1140070

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                            (h)
                                                                                        Current Value    (I)
      (a)                        (b)          (c)           (d)              (g)       of Assets on       Net
Identity of                   Description    Purchase      Selling         Cost of      Transaction       Gain
Party Involved                of Assets       Price         Price           Assets          Date         (Loss)
--------------              -----------       -----         -----           ------          ----         ------

Category (iii)---
Series of transactions
in excess of 5 percent
of plan assets.

Purchases and sales
 are transacted on
 the market--
Lincoln National
Corporation shares of
common stock:               Purchases        $21,586,488                  $21,586,488    $21,586,488

                            Sales                          $23,218,046     12,835,222     23,218,046    $10,382,824


Note: Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.




                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              LINCOLN NATIONAL CORPORATION
                              EMPLOYEES' SAVINGS AND
                              PROFIT-SHARING PLAN


                               /S/ H. THOMAS MCMEEKIN
Date:    6/24/98              _____________________________
                              H. Thomas McMeekin, Chairman
                              Lincoln National Corporation
                              Benefits Investment Committee